FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of September, 2010
Commission File Number: 001-12518
Banco Santander, S.A.
(Exact name of registrant as specified in its charter)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander, S.A.

Item

1	Press release dated September 13th, 2010.

Offer to acquire BZ WBK in Poland September 13th, 2010

Disclaimer This Investor Presentation contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance resulting from and following the implementation of the transaction. These statements are based on management’s current expectations and are inherently subject to uncertainties and changes in circumstance. Among the factors that could cause actual results to differ materially from those described in the forward looking statements are factors relating to Santander’s ability to successfully realise expected synergies from the acquisition, and changes in global, political, economic, business, competitive, market and regulatory forces, as well as those factors described under the headings ‘Risk Factors’ and ‘Operating and Financial Review and Prospects’ in Santander’s annual report on Form 20-F for the year ended December 31, 2009, as filed with the US Securities and Exchange Commission. Statements as to historical performance are not intended to mean that future performance for any period will necessarily match or exceed those of any prior year. Nothing in this presentation should be construed as a profit forecast. The information contained in this presentation is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander. Any person at any time acquiring securities must do so only on the basis of such person’s own judgement as to the merits of the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in the presentation. In making this presentation available, Santander gives no advice and make no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever. No offering of securities shall be made in the U.S. except pursuant to a registration under the Securities Act or an exemption therefrom. This presentation is directed only at persons who (i) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations, etc.”) of the U.K. Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended) (the “Order”) or (ii) have professional experience in matters relating to investments falling within Article 19(5) of the Order or (iii) are outside the United Kingdom (all such persons being referred as “relevant persons”). This presentation must not be acted on or relied on by persons who are not relevant persons. This presentation is not intended for distribution to, or use by any person or entity in any jurisdiction or country where such distribution or use would be contrary to local law or regulation. The acquisition of BZ WBK will be effected by a tender offer to be made in accordance with applicable Polish law and regulation which Banco Santander will announce as soon as practicable. This document does not constitute the formal announcement of the tender offer, which will only be announced once the requisite notification has been given to the Polish Financial Services Commission and to the Warsaw Stock Exchange. The information contained herein is for informational purposes only and does not constitute any offer to acquire or an invitation to subscribe for sale of the shares in BZ WBK ..

Description of the offer Strategic rationale Financial impact Summary

Acquisition of 70.36 % of BZ WBK ´s shares from AIB p.l.c. Banco Santander has agreed to acquire 70.36% of Bank Zachodni WBK, from Allied Irish Bank for PLN 11.666 billion, equivalent to EUR 2.938 billion The acquisition will be carried out through a public offer for 100% of the capital of BZ WBK addressed to all shareholders, in which AIB will tender its shares Completion of the transaction is subject to the relevant regulatory approvals and to a vote of AIB shareholders As part of the agreement, Banco Santander will also acquire AIB’s 50% share of BZ WBK Asset Management for EUR 150 million. BZ WBK owns the remaining 50% stake. The operation will be paid in cash

Description of BZ WBK - Total Assets 13.6 Balance Sheet - Customer Loans 8.7 (1H 2010) - Customer Deposits 10.5 (EUR bn) - Shareholders’ Equity 1.6 - 1H 2010 123 Net Income (EUR mn) - 2009 225 - Employees 9,453 - Branches 512 Other - Outlets 91 - Retail Clients (mns) 2.5 Asset Management — AuM 2009 2.6 (EUR bn) Top 3 franchise in Poland by branch network and profitability

Description of the offer Strategic rationale Financial impact Summary

Strong strategic rationale for Santander

7

Poland is an attractive market… …the kind of market that fits well in our business portfolio

1. Large market (40 million people… 40% of "New Europe")… that we know well
2. …with a stable and dynamic economy…
3. … with growth potential (low bancarisation)
4. In summary, this acquisition increases our exposure to high growth banking markets

BZ WBK is an attractive franchise… …the kind of bank that fits well in our business portfolio

5. A bank with a strong presence in its local market, which fits well our "vertical strategy"…
6. … with a low risk profile…
7. … with growth opportunities / potential to improve its commercial performance in some areas…
8. … and with potential to improve its operating efficiency by leveraging Santander Group's capabilities and best practices

Santander

Large Largemarket market(ca. 40 million (ca. 40 millionpeople... people...40% of 40% of“New “NewEurope”)... Europe”)...

9

… that we know well

2003	2004	2007	2009	May-10
SCF acquires Bank of America Poland	SCF acquires PTF and merges it with CC-Bank.	Creation of the leasing company Santander Consumer Multirent	Agreed merger of our operations with AIG Polska (70/30)	Closing AIG Polska operation

SC Poland (after AIG operation) Financial Data - July 2010

Branches and outlets	248
Eur mn	
Loans	3,601
Deposits	950

Santander

...with ...witha stable a stableand anddynamic dynamiceconomy... economy...

... with growth potential (low bancarisation) ... with growth potential (low bancarisation)

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Polish banking system is similar to Spain’s in 1990 Polish banking system is similar to Spain’s in 1990 poland  _____  Spain EUR bn 2009 1990 2005 LOANS 171 225 1,293 DEPOSITS 162 198 771 AUM 23 7 246 X 5-6x between X 5-6x between1990 1990 and and2005 2005 Loans / Deposits 106% 113% 168% GDP per capita 8.8 8.0 20.6 (EUR th) Population 38.2 38.8 44.1 (mn)
Source: National Bank of Poland, EIU, Inverco, Bank of Spain

13 4 In summary, this acquisition adds a new “core market” In summary, this acquisition adds a new “core market“to ourto our 4 business portfolio... business portfolio... Operating profit split (H1 2010, proforma)
Poland- proforma LatAm- rest Retail Spain (SAN + Chile BTO) Mexico Portugal High growth Germany markets: 46% of operating profit Europe- rest (inc. Brasil Global units) UK US
.... ...and it increases our exposure to high growth emergingand it our to high banking markets: from 44 to 46% of operating profit from 44 to 46% of profit

A bank with a strong presence in its local market, which fits well 14 5 A bank with a strong presence in its local market, which fits well 5 our “vertical strategy”... our “vertical strategy”... Branches (Excluding Agency Outlets) Client Business Volume (EUR bn) Ranking by Players — 2009 Ranking by Players(1) - 2009 Bank 1 1,228 19.3% Bank 1 64.3 16.9% 19.3% 16.9% Bank 2 1,028 16.1% Bank 2 49.8 13.1% 16.1% 13.1% 6.5% BZ WBK 512 8.0% Bank 9 24.7 6.5% 8.0% BZ WBK 22.3 5.9% Bank 4 472 7.4% 5.9% 7.4% Bank 5 22.3 5.9% 5.9% Bank 5 441 6.9% 6.9% Bank 4 17.4 4.6% 4.6% Bank 6 400 6.3% 6.3% Bank 7 14.3 3.8% 3.8% Bank 7 367 5.8% 5.8% Bank 6 13.8 3.6% 3.6% Bank 8 319 5.0% 5.0% Bank 8 11.3 3.0% 3.0% Bank 9 276 4.3% 4.3% Bank 10 8.9 2.4% 2.4% SC Poland 196 3.1% 3.1% SC Poland 4.6 1.2% 1.2% BZ WBK #3 by 2009 net profit Source: Company Data, KNF and Chamber of Fund and Asset Management. Note: Bank names ranked in order of total number of branches (1) Loans + Deposits + AuM Note: Exchange rate as of 7 September 2010: PLN/EUR 3.943

... a well managed bank, with strong position in business / mid-corp 15 ... a well managed bank, with strong position in business / mid-corp / affluent / affluentsegments segments BZ WBK’s market share in 2009 BRANCHES (1) LOANS Household Loans Corp./SME Loans _____ Strong Strongmarket marketshare sharein Corporate in Corporate and andSME Loans SME Loans DEPOSITS Household Deposits Corp./SME Deposits Public Sector Deposits _____ Strong market share in Mutual Strong market share in Mutual funds fundsand andBrokerage Brokerage MUTUAL FUNDS Brokearage Business 0% 2% 4% 6% 8% 10% 12% (1) — Branches’ market share without considering franchise and agent network

... ...with witha low a lowrisk riskprofile... profile...
Gross Loans to Deposits — Ranking (2009) Core Capital Ranking — Latest Available Source: Company data and KNF report on the condition of Polish banks, National Bank of Poland. Note: Bank names ranked in order of total number of branches Note: Top 10 Core Capital average using Bank 6 and Bank 8 as of 2009 (1) As of 2009

... ...with withgrowth growthopportunities opportunities/ potential / potentialto toimprove improveits its commercial commercialperformance in some performance in someareas... areas... Market shares (2009) Market share below its “natural level” in attractive segments such as household loans or demand deposits (1) — Branches’ market share without considering franchise and agent network

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… with growth opportunities / potential to improve its commercial performance in some areas…

- Improve business performance in segments in which the bank has growth potential or a presence below its "natural market share":
  - Insurance products
  - Consumer lending
  - Credit cards
  - Sight / transactional retail deposits
  - Sale of value added / treasury products to corporate clients

Expected productivity improvements by 2013: EUR 25 mn before taxes

(ca. 2% of 2013 revenue consensus estimates)

Santander

19

8

… and with potential to improve its operating efficiency by leveraging Santander Group's capabilities and best practices

- Implement Santander's technology
- Leverage Santander Group's economies of scale (e.g., joint purchasing)
- Leverage Santander Group's global units (which will translate into lower investment needs over time)
- Apply Santander's cost management best practices

Expected productivity improvements by 2013:
EUR 50-55 mn before taxes

(ca. 10% of 2013 cost consensus estimates)

Santander

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The combination of commercial and efficiency initiatives shouldThe combination of commercial and efficiency initiatives should bring BZ WBK closer to Santander Group’s standards bring BZ WBK closer to Santander Group’s standards Cost / Income ratio 50% 46% 41% 38% BZ WBK (2009) BZ WBK (2013E) BZ WBK (2013E) SAN Group (1H 2010) Including Synergies _____ Operating Areas

Description of the offer Strategic rationale Financial impact Summary

Profitable throughout the crisis and consensus forecasts 22 EUR 396 mn net profit by 2013 Source: Company Data, Bloomberg and Factset as of September 7, 2010. Note: Exchange rate PLN / EUR 3.943

Financial Impact: The deal meets our financial criteria 23 EUR mn 2011e 2012e 2013e BZ WBK Net profit (market consensus) 301 366 396 Net profit, Asset Management (50%)(1) 17 18 20 Synergies (after tax) 11 26 64 Revenue synergies 0 4 20 Cost synergies 112244 Total 329 410 480 EPS impact — 70.4% +1.5% +1.7% +2.0% — 100% +2.1% +2.4% +2.7% ROI 8% 10% 11% Core Capital Impact — 1H 2010 — 70.4% ~(40bps) — 100% ~(60bps) Source: Bloomberg and Factset as of September 7, 2010. Note: Exchange rate PLN / EUR 3.943 (1) Santander own estimates

Consideration paid is in line with the franchise value(1) of BZ 24 WBK’s main competitors Offer  _____  PKO  _____  Pekao Franchise Value / 0.46x 0.41x 0.49x Loans Franchise Value / 0.40x 0.40x 0.42x Deposits Franchise Value / Branches (EUR 8.2 10.2 10.2 mn) Source: Company data and factset as of September 7, 2010. Note: Exchange rate PLN / EUR 3.943
(1) Franchise value equals consideration paid in the case of BZ WBK (excluding 50% of Asset Management) and Market Capitalisation in the case of PKO and Pekao

We expect a core Tier 1 rate in excess of 8% for FY 2011, as a 25 result of our strong organic capital generation

Description of the offer Strategic rationale Financial impact Summary

Summary 27
The acquisition of BZ WBK has a strong strategic rationale... Increased critical mass in Poland, a very attractive market given its relevant size, macroeconomic situation and low banking penetration levels Acquisition of the top 3 financial institution by branches and profitability, in line with our vertical strategy Significant opportunity for growth and enhanced profitability: strong potential to develop the retail franchise and to improve operational efficiency ... and meets Santander’s financial criteria ROI of 11% by 2013E Positive EPS impact: ca. 3% by 2013

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.
Date: September 13th, 2010	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President